VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on November 14, 2023.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to attend the Annual General Meeting to be held at Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue, Hong Kong Science Park, Tai Po, N.T., Hong Kong ("Principal Executive Office"), on November 15, 2023, at 9:30 p.m. ET.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card - Infobird Co., Ltd

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS NO. 1-6

1. RESOLVED as an ordinary resolution to re-elect the following persons as directors of the Company to hold office until the next annual general meeting or until their respective successors are duly elected and qualified, subject to earlier death, resignation, or removal;

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) ☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

(A) Ms. Cheuk Yee Li (B) Mr. Yimin Wu (C) Mr. Yiting Song (D) Mr. Qian Qu (E) Mr. Shaoyang

2. RESOLVED as an ordinary resolution that:

2(A). every twenty (20) issued and unissued existing ordinary shares of US$0.025 par value each of the Company be consolidated into one (1) ordinary share of US$0.50 par value each (the "Consolidated Ordinary Shares"), with such Consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.025 each of the Company as set out in the Company's memorandum and articles of association (the "Share Consolidation") with immediate effect (the "Effective Date");

2(B). on the Effective Date, as a result of the Share Consolidation, the authorized share capital of the Company be amended from US$25,000,000 divided into 1,000,000,000 ordinary shares of US$0.025 each to US$25,000,000 divided into 50,000,000 ordinary shares of US$0.50 each, and

2(C). all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation.;

☐ FOR ☐ AGAINST ☐ ABSTAIN

(PROPOSALS CONTINUED ON REVERSE)

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

INFOBIRD CO., LTD

Annual General Meeting of Shareholders
November 15, 2023

The undersigned hereby appoints Cheuk Yee Li with full power of substitution and power to act alone, as proxies to vote all the Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of Infobird Co., Ltd to be held at Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue, Hong Kong Science Park, Tai Po, N.T., Hong Kong ("Principal Executive Office"), on November 15, 2023, at 9:30 p.m. ET. or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATION MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

INFOBIRD CO., LTD
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

3. RESOLVED as an ordinary resolution that immediately after the Share Consolidation takes effect, the Company's authorized share capital be increased from US$25,000,000 divided into 50,000,000 ordinary shares of a par value of US$0.50 each to US$25,000,000,000 divided into 50,000,000,000 shares of a par value of US$0.50 each, by the creation of an additional 49,950,000,000 ordinary shares, of a par value of US$0.50 each (the "Increase of Authorized Shares").

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. RESOLVED as a special resolution that the amendments of the Company's Memorandum and Articles of Association in the form of Fifth Amended and Restated Memorandum and Articles of Association attached as Annex A hereto to reflect the above Share Consolidation and Increase of Authorized Shares be approved; and that the Fifth Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company in its entirety, to the exclusion of the existing Fourth Amended and Restated Memorandum and Articles of Association with effect from the effective date of the Share Consolidation and Increased of Authorized Shares. The registered office provider of the Company shall be instructed to file the Fifth Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the Memorandum and Articles of Association in the Cayman Islands.

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. RESOLVED as an ordinary resolution to ratify the appointment of WWC, P.C. Certified Public Accountants as our independent registered public accounting firm for the fiscal year ended December 31, 2023 (the "Auditors Proposal").

☐ FOR ☐ AGAINST ☐ ABSTAIN

6. to consider and approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 5 (the "Adjournment Proposal").

☐ FOR ☐ AGAINST ☐ ABSTAIN

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)